Exhibit (a)(9)

Communication mailed on March 28, 2007 to holders of options to purchase shares of MapInfo common stock:

March 27, 2007

Dear Option Holders of MapInfo Corporation:

As you know, on March 15, 2007, we announced that MapInfo has agreed to be acquired by Pitney Bowes Inc. for a purchase price of $20.25 per share of MapInfo common stock.

We were also very pleased to announce to our option holders that, in accordance with the definitive merger agreement signed as part of the proposed transaction, any outstanding options to acquire MapInfo common stock that are unvested at the time of the merger will vest automatically prior to the closing of the merger.

In accordance with the merger agreement, all options will be cancelled and each option holder will receive a payment for his or her cancelled options equal to the difference between $20.25 and the exercise price of the options, multiplied by the number of options.

For example, if you hold 100 options at an exercise price of $10.25 per share, you would receive a payment of $1,000 (100 X $10.00), less applicable transfer and withholding taxes for your options. Any options with an exercise price equal to or greater than $20.25 will be cancelled for no payment.

The attached notice describes in more detail the treatment of MapInfo options in the proposed merger and, together with the merger agreement, govern the treatment of your options as a result of the merger. If you have any questions, please contact Sally Rice at (518) 285-7122.

Warmest regards,

/s/ Mark Cattini

Mark Cattini

President and CEO

NOTICE TO HOLDERS OF OPTIONS TO PURCHASE

COMMON STOCK OF MAPINFO CORPORATION

TO THE HOLDERS OF OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.002 PER SHARE (“Common Stock”), OF MAPINFO CORPORATION (the “Company”), GRANTED PURSUANT TO THE COMPANY’S

1993 STOCK INCENTIVE PLAN

2002 STOCK INCENTIVE PLAN

2005 STOCK INCENTIVE PLAN

DIRECTORS STOCK OPTION PLAN

AND OPTION AGREEMENTS ISSUED PURSUANT TO SUCH PLANS (the “Options”).

NOTICE IS HEREBY GIVEN that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated March 14, 2007, with Pitney Bowes Inc. (“Pitney Bowes”) and Magellan Acquisition Corporation (the “Purchaser”). In accordance with the Merger Agreement the Purchaser has made a cash offer to purchase all of the outstanding shares of Common Stock at a price of $20.25 per share (the “Offer Consideration”) and, subject to the terms of the Merger Agreement, will subsequently merge into the Company, with the Company surviving as a wholly owned subsidiary of Pitney Bowes (the “Merger”).

In accordance with the terms of the Merger Agreement, all unvested Options that are outstanding immediately prior to the Merger, and that have not been previously exercised or cancelled, will become fully vested at the closing of the Merger (the “Effective Time”). All vested Options, including those that became vested in accordance with the Merger Agreement, that remain outstanding at the Effective Time and that have not been previously exercised or cancelled (each, a “Cashed-Out Option”) will be cancelled and will no longer represent any right to purchase any shares of Common Stock; and each holder of a Cashed-Out Option will receive from Pitney Bowes, within five business days following the Effective Time, a cash lump sum payment equal to the product of (i) the excess, if any, of (A) the Offer Consideration per share of Common Stock, over (B) the exercise price per share of Common Stock subject to the Cashed-Out Option, multiplied by (ii) the total number of shares of Common Stock subject to the Cashed-Out Option. In the event that the exercise price of any Option is equal to or greater than the Offer Consideration, such Option will be cancelled without payment and will have no further force or effect.

The cash lump sum amount in respect of Cashed-Out Options will be delivered to holders of such Options net of all applicable transfer and withholding taxes, including income and employment taxes.

Holders of Options do not need to take any action to receive the payments described in this notice. Please call Sally Rice at (518) 285-7122 with any questions. The information in this notice is qualified in its entirety by the terms of the Merger Agreement.